SOLARGAPS INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheets 3

Statements of Income 4

Statements of Equity 5

Statements of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SolarGaps Inc.
San Francisco, California

We have reviewed the accompanying financial statements of SolarGaps Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of SolarGaps Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our view.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
November 2, 2021

SOLARGAPS INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 309,945	$ 78,058
Accounts receivable, net	5,548	7,514
Inventory	70,124	75,214
Prepaid expenses and other current assets	19,314	79,026
TOTAL CURRENT ASSETS	404,931	239,812
PROPERTY AND EQUIPMENT		
Property and equipment, net	55,753	71,316
OTHER ASSETS		
Deferred tax assets, net	55,346	54,433
Intangible assets	6,547	7,070
TOTAL OTHER ASSETS	61,893	61,503
TOTAL ASSETS	$ 522,577	$ 372,631

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 258	$ -
Deferred revenue	97,977	117,279
TOTAL CURRENT LIABILITIES	98,235	117,279
LONG-TERM LIABILITIES		
SAFE/ACE obligations	670,000	670,000
TOTAL LONG-TERM LIABILITIES	670,000	670,000
TOTAL LIABILITIES	768,235	787,279
SHAREHOLDERS' EQUITY		
Common stock, see note 5	90	90
Additional paid-in capital	54,980	54,980
Accumulated deficit	(300,728)	(469,718)
TOTAL SHAREHOLDERS' EQUITY	(245,658)	(414,648)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 522,577	$ 372,631

See independent accountant's review report and accompanying notes to financial statements.

SOLARGAPS INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 67,394	$ 100,195
COST OF GOODS SOLD	61,066	101,498
GROSS PROFIT	6,328	(1,303)
OPERATING EXPENSES		
Amortization and depreciation expense	17,579	8,589
General and administrative	244,403	313,597
Professional fees	71,305	66,894
Sales and marketing	23,255	56,168
TOTAL OPERATING EXPENSES	356,542	445,248
NET OPERATING LOSS	(350,214)	(446,551)
OTHER INCOME		
Grant income	467,425	503,280
Other income	40,702	-
TOTAL OTHER INCOME	508,127	503,280
NET INCOME BEFORE TAXES	$ 157,913	$ 56,729
INCOME TAX BENEFIT	(913)	(8,561)
NET INCOME	$ 158,826	$ 65,290
OTHER COMPREHENSIVE INCOME/(LOSS)		
Foreign currency translation income/(loss)	10,164	(4,817)
TOTAL COMPREHENSIVE INCOME	$ 168,990	$ 60,473

See independent accountant's review report and accompanying notes to financial statements.

SOLARGAPS INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2019	9,000,000	$ 90	54,980	$ (530,191)	$ (475,121)
Other comprehensive loss	-	-	-	(4,817)	$ (4,817)
Net income	-	-	-	65,290	$ 65,290
ENDING BALANCE, DECEMBER 31, 2019	9,000,000	$ 90	$ 54,980	$ (469,718)	$ (414,648)
Other comprehensive income	-	-	-	10,164	$ 10,164
Net income	-	-	-	158,826	$ 158,826
ENDING BALANCE, DECEMBER 31, 2020	9,000,000	$ 90	$ 54,980	$ (300,728)	$ (245,658)

See independent accountant's review report and accompanying notes to financial statements.

SOLARGAPS INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 168,990	$ 60,473
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization and depreciation expense	17,579	8,589
(Increase) decrease in assets:		
Accounts receivable	1,966	(5,477)
Inventory	5,090	15,861
Prepaid expenses and other current assets	59,712	(58,011)
Deferred taxes, net	(913)	(8,562)
Increase (decrease) in liabilities:		
Accounts payable	258	-
Accrued expenses	-	(183)
Deferred revenue	(19,302)	(9,350)
CASH PROVIDED BY OPERATING ACTIVITIES	233,380	3,340
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(1,493)	(78,924)
CASH USED FOR INVESTING ACTIVITIES	(1,493)	(78,924)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SAFE obligations	-	50,000
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	-	50,000
NET INCREASE (DECREASE) IN CASH	231,887	(25,584)
CASH AT BEGINNING OF YEAR	78,058	103,642
CASH AT END OF YEAR	$ 309,945	$ 78,058
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
SolarGaps Inc. (the "Company") was incorporated in the State of Delaware on August 15, 2016. The Company specializes in offering blinds that assist in reducing electric bills through offering shade and collecting solar energy at the same time. Additionally, the Company have received multiple awards for renewable energy, innovation, and design from countries around the world. The Company's headquarters are located in San Francisco, California.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020, and 2019, the balance of inventory related to finished goods was $70,124 and $75,214 and the balance of inventory related to raw materials was nil.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $523 and $524 for the years ended December 31, 2020, and 2019, respectively.

Foreign Currency Translation
The functional currencies of the Company were determined as the US dollar, which is the currency of their primary economic environment. Amounts incurred in Ukrainian hryvnia are translated into the functional currency as follows:

1. Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;
2. Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
3. Revenues and expenditures at rates approximating the average rate of exchange for the year.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses for tax purposes during prior fiscal years. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

As of December 31, 2020 and 2019, the Company had $263,551 and $259,203 cumulative of available net operating loss carryforwards, respectively. The Company has recorded $55,346 and $54,433 of deferred tax assets (net), as of December 31, 2020, and 2019, respectively.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling solar panel shades. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized $67,394 and $100,195 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Office Equipment	$ 80,050	$ 79,542
	80,050	79,542
Less: Accumulated depreciation	24,297	8,226
Total	$ 55,753	$ 71,316

4. **SAFE/ACE Obligations**

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE") and Accelerator Contracts for Equity ("ACE") obligations. The agreements have no maturity date and bear no interest. The agreements provide a right to the holder to future equity in the Company in the form of Preferred Stock. Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of Preferred Stock equal to the face value of the agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the agreements). If there are not enough funds to pay the holders of agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding

4.   **SAFE Obligations (continued)**

capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the holders as a single class.

The agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020 and 2019, no SAFE/ACE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2020 and 2019, the Company had $570,000 of SAFE obligations outstanding, with valuation caps between $2,500,000 and $10,000,000.

As of December 31, 2020 and 2019, the Company had $100,000 of ACE obligations outstanding, with a valuation cap of $4,000,000.

The Company accounts for the SAFE and ACE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 and 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2020 and 2019.

5.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2020, and 2019 9,000,000 shares have been issued and are outstanding.

6.   **Subsequent Events**

SAFE Obligation
In 2021, the Company received an investment from an individual in the amount of $500,000. The terms of the SAFE is consistent with the terms discussed in Note 4.

Managements Evaluation
The Company has evaluated subsequent events through November 2, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.